     Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Quipt Home Medical Corp. (the “Company” or “Quipt”)
1019 Town Drive
Wilder, Kentucky 41076

2.	Date of Material Change

April 17, 2023

3.	News Release

A news release was disseminated on April 17, 2023, via Canada Newswire.

4.	Summary of Material Change

Quipt entered into an agreement with Beacon Securities Limited and Canaccord Genuity Corp. (the “Co-Lead Underwriters”) on behalf of a syndicate of underwriters (together with the Co-Lead Underwriters, the “Underwriters”). The Underwriters have agreed to purchase, on a bought deal basis pursuant to the filing of a prospectus supplement, an aggregate of 4,460,000 common shares (the “Common Shares”) in the capital of the Company at a price of $7.85 per Common Share (the “Issue Price”) for aggregate gross proceeds to the Company of $35,011,000 (the “Public Offering”). Concurrent with the Public Offering, the Company and the Underwriters also intend to complete a brokered private placement of Common Shares at the Issue Price n the Province of Québec on a commercially reasonably best efforts basis.

5.1	Full Description of Material Change

The material change is fully described in the news release attached hereto.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

None

8.	Executive Officer

For additional information, please contact Hardik Mehta, Chief Financial Officer of the Company, at (859) 202-3085.

9.	Date of Report

April 24, 2023